October 20, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Division of Corporation Finance

Re:	ADPT Corporation
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed May 27, 2010
File No. 000-15071

Dear Mr. Gilmore:

We have received comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 8, 2010 (the “Comment Letter”), with respect to ADPT Corporation’s (the “Company’s”) Form 10-K for its fiscal year ended March 31, 2010 (the “Form 10-K”). This letter is to confirm that, pursuant to a telephone discussion between a member of the Staff and the Company’s counsel on October 19, 2010, the Company intends to respond to the Comment Letter regarding the Form 10-K on or before, November 5, 2010. The Company requested an extension of the response date originally specified in the Comment Letter to ensure that it had sufficient time to prepare a concise and thorough response to the Comment Letter.

Please feel free to contact the undersigned at (408) 957-7125 should you have any questions or comments.

Sincerely,

/s/ MARY L. DOTZ
Mary L. Dotz
Chief Financial Officer

cc:	John J. Quicke (ADPT Corporation)
Kenneth L. Henderson, Esq. (Bryan Cave LLP)
Andrew S. Rodman, Esq. (Bryan Cave LLP)
Jennifer Fugario (Division of Corporation Finance)
Christine Davis (Division of Corporation Finance)